[Letterhead of Marathon Capital Finance Corporation]
October 17, 2011
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Marathon Capital Finance Corporation Application for Withdrawal of Registration Statement on Form N-2 File No.: 333-114553
Ladies and Gentlemen:
In accordance with Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Marathon Capital Finance Corporation, a closed-end management investment company organized as a Maryland corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form N-2 filed on April 16, 2004 (SEC Accession No. 0000950133-04-001411), together with the exhibits thereto (the “Registration Statement”).
The Registration Statement was not declared effective by the Commission under the Securities Act and no securities were issued or sold pursuant to the Registration Statement.
In addition, the Company is withdrawing its election to be regulated as a business development company (File No. 814-00660) by filing a notification of withdrawal of election to be subject to Sections 55 through 65 of the Investment Company Act of 1940, as amended, on Form N-54C.
If you should have any questions regarding the foregoing, please contact Kenneth Breen of Paul Hastings LLP, counsel to the Company, at (212) 318-6344.
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Very truly yours,
/s/ Bruce J. Richards
Bruce J. Richards
President and Chief Executive Officer
cc/ Kenneth Breen, Paul Hastings LLP